Copa Holdings Celebrates Five Years of Trading on the New York Stock Exchange by Announcing Expansion Plans

- On June 15, Copa Airlines will expand its Hub of the Americas in Panama from four to six connecting banks and the airline will initiate service to four new cities: Toronto, Canada; Nassau, Bahamas; and Brasilia and Porto Alegre, Brazil.

- Copa Airlines also will begin service to three new destinations in December 2011: Chicago; Cucuta, Colombia; and Asuncion, Paraguay

PANAMA CITY, June 13, 2011 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A., {NYSE: CPA} today announced expansion plans that include the addition of three new destinations in December – Chicago (O'Hare); Cucuta, Colombia; and Asuncion, Paraguay – bringing the airline's total of new destinations in 2011 to seven. In addition, the airline announced it will expand operations at its Hub of the Americas in Panama City, Panama, on June 15, growing from four to six connecting banks, providing passengers with greater flight options, better schedules and more frequencies, thereby bolstering the Hub of the Americas' leadership in the region.

In addition to the new destinations announced today, Copa begins service this month to Toronto, Canada; Porto Alegre and Brasilia, Brazil; and Nassau, Bahamas.

The airline made the announcements at a celebration marking Copa Airlines' five years of listing on the New York Stock Exchange, with the participation of company executives including Chairman of the Board Stanley Motta and CEO Pedro Heilbron.

"Copa Airlines is one of the most successful and fastest-growing airlines worldwide. We have a long record of steady and profitable growth, having established our position as a leader in Latin American aviation by providing the best connectivity in the region, and superior operational performance and customer service," said Pedro Heilbron, CEO. "Our success has benefitted Latin America, promoting business and stimulating tourism, creating jobs in Panama and throughout the region."

Operating from its Hub of the Americas in Tocumen International Airport in Panama City, Copa Airlines offers the most international flights and destinations within Latin America of any hub on the continent and expects to increase capacity by approximately 20 percent in 2011. By the end of 2011, Copa will serve 57 destinations in 28 countries.

The airline's expansion plans also include the delivery of 23 new aircraft in the next two years. Company estimates indicate that for every aircraft added to its fleet, approximately 100 direct jobs are created. In 2011 alone, with the delivery of 10 aircraft, the company will generate more than 1,000 jobs, including pilots, technicians, crew and administrative personnel. Copa currently is the largest private-sector employer in Panama.

Airline increases accessto Latin American markets for new destinations

Copa Airlines begins service in December 2011 to Chicago O'Hare; Cucuta, Colombia; and Asuncion, Paraguay. Chicago is one of the prime business and convention centers in the world, as well as a major tourist destination; Copa will offer a daily nonstop flight between the two cities. The airline also will offer an alternative for travelers to/from Cucuta, a business and service center located near the Colombian-Venezuelan border. Asuncion, capital and largest city of Paraguay, attracts business travelers and tourists for its port and its cultural attractions. With the addition of the flight to Asunción, Copa Airlines will connect all Spanish-speaking countries in Latin America.

Destination	Departs	Arrives	Schedule	Aircraft
Chicago O'Hare daily	Panama Chicago ORD	Chicago ORD Panama	6:34 p.m. - 11:06 p.m. 8:09 a.m. – 2:28 p.m.	737-700 737-700
Cucuta, Colombia four times/week	Panama Cucuta	Cucuta Panama	6:54 p.m. – 8:30 p.m. 6:39 a.m. – 8:20 a.m.	E-190 E-190
Asunción, Paraguay four times/week	Panama Asunción	Asunción Panama	3:20 p.m. – 10:24 p.m. 1:27a.m. – 6:44 a.m.	737-700 737-700

Connecting opportunities will increase

The added frequencies will boost connectivity throughout Copa's extensive route network. Copa will increase frequencies on the following routes:

Destinations	Daily Flights
	In 2010	As of June 2011
Lima, Peru	4	5
Orlando, Florida	2	3
Miami, Florida	3	4
Bogota, Colombia	5	6
Santiago, Chile	2	3

Major Copa Airlines Accomplishments in 2010

  Copa Airlines transported 5.2 million passengers in the year.
  Copa achieved an on-time performance of over 90 percent in 2010, measured by industry standards established by the U.S. Department of Transportation, ranking among the best in the world.
  Copa announced an order for 32 new Boeing 737-800s Next Generation aircraft, which will be delivered between 2015 and 2018. Valued at approximately $2.6 billion at Boeing list prices, the order represents one of the largest commercial transactions ever between private sector companies in the United States and the Republic of Panama.

About Copa Holdings, S.A.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The company, through its operating subsidiaries Copa Airlines and Copa Airlines Colombia, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 Embraer-190s. From the U.S., Copa Airlines currently offers nonstop service to Panama from Miami, New York City (JFK), Los Angeles, Washington, D.C. (Dulles), and Orlando. To make reservations, check seat assignment, access OnePass frequent-flyer accounts, create a trip log, print boarding passes or pay for tickets via secure transactions in 10 currencies, visit copaair.com. Copa recently launched its mobile website, m.copaair.com, becoming the first airline in Latin America to offer travelers the ability to use electronic boarding passes. Copa Airlines will join Star Alliance in April 2012.

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CONTACT: Patricia Roquebert, mediarelations@copaair.com or Sonia Villar – U.S., +1-210-277-2916; svillar@mvculture.com